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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*


                        FlashNet Communications, Inc.
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                               (NAME OF ISSUER)

                          Common Stock, no par value
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                        (TITLE OF CLASS OF SECURITIES)

                                 338527 10 4
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                                (CUSIP NUMBER)

  M. Scott Leslie, 1812 North Forest Park Boulevard, Fort Worth, Texas 76102
                                 (817) 332-8883
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(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                              COMMUNICATIONS)

                                March 15, 1999
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   / /.

Check the following box if a fee is being paid with the statement  / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

 CUSIP No. 338527 10 4                                        Page 1 of 4 Pages


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 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          John B. Kleinheinz
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 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  / /
                                                                      (b)  / /
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 3   SEC USE ONLY

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 4   SOURCE OF FUNDS*
                               PF
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 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (E)                                                         / /
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 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
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                               7    SOLE VOTING POWER

                                         710,940
                             --------------------------------------------------
   NUMBER OF                   8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                           -0-
    OWNED BY                 --------------------------------------------------
      EACH                     9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                              710,940
      WITH                   --------------------------------------------------
                               10   SHARED DISPOSITIVE POWER

                                         -0-
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          710,940
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 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         /X/
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.3%
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 14  TYPE OF REPORTING PERSON*
     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock, no par value ("Common Stock"), of FlashNet Communications, Inc. ("FlashNet"). The address of the principal executive offices of FlashNet is:

                           1812 North Forest Park Boulevard
                               Fort Worth, Texas 76102

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  NAME:

               John B. Kleinheinz

          (b)  BUSINESS ADDRESS:

               201 Main Street, Suite 2001
               Fort Worth, Texas 76102

          (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS WHERE EMPLOYMENT OCCURS:

               Mr. Kleinheinz is the President of Kleinheinz Capital Partners, Inc., located at 201 Main Street, Suite 2001, Fort Worth, Texas 76102.

          (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS:

               Mr. Kleinheinz has not been convicted in a criminal proceeding during the previous five years. Mr. Kleinheinz has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.

          (e)  CITIZENSHIP:

               Mr. Kleinheinz is a citizen of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                                       2
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          In early 1996, Mr. Kleinheinz purchased 4,000 shares of the Common
          Stock of FlashNet Communications, Inc. for $40,000. The source of funds for such purchase was personal funds. As a result of a 50 for 1 stock split of FlashNet's Common Stock in April 1996, Mr. Kleinheinz became the holder of 200,000 shares of FlashNet's Common Stock. In July of 1996, Mr. Kleinheinz purchased a $50,000 convertible note of FlashNet, convertible at $10.00 of unpaid principal amount per share into shares of FlashNet's Common Stock. He also received a warrant to purchase an additional 4,100 shares of Common Stock at a price of $.01 per share. The source of funds for purchase of the note and warrant was personal funds. Mr. Kleinheinz converted a total of $34,000 in principal amount of his convertible note into 3,400 shares of Common Stock in July 1997 and July 1998. As a result of a 3.4 for 1 stock split of FlashNet's Common Stock in connection with the Company's initial public offering, Mr. Kleinheinz became the holder of a total of 692,560 shares of FlashNet's Common Stock. By conversion of the remaining principal balance of his note and exercise of his warrant, he has the right to acquire an additional 19,380 shares of Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Kleinheinz acquired the FlashNet Common Stock as described above and holds the Common Stock as an investment. Mr. Kleinheinz intends for FlashNet's Common Stock to continue to be eligible for trading on the NASDAQ National Market. Mr. Kleinheinz may make purchases of FlashNet Common Stock from time to time and may dispose of any or all of such shares held by him at any time following the expiration of a lock-up period on September 11, 1999 (pursuant to the Lock-Up Agreement described below). Mr. Kleinheinz does not have present plans nor does he contemplate any present proposals that would result in any of the transactions described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Kleinheinz is the beneficial owner of 710,940 shares of FlashNet's Common Stock (or approximately 5.3% of its outstanding shares), including 5,440 shares issuable upon conversion of the note described above and 13,940 shares of Common Stock issuable on exercise of the warrant described above. Mr. Kleinheinz is the sole director, officer and shareholder of the general partner of ISP Investors, L.P. which holds 1,666,394 shares of FlashNet's Common Stock. Mr. Kleinheinz holds the sole power to vote and dispose of all these shares as director and primary officer of the general partner of ISP Investors, L.P. He disclaims beneficial ownership of the 1,666,394 shares of FlashNet's Common Stock owned by ISP Investors, L.P., except to the extent of his pecuniary interest in them arising from his ownership interest as the general partner of such entity. Together, Mr. Kleinheinz's shares and ISP

                                       3
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          Investors, L.P.'s shares of FlashNet Common Stock represent 18% of the total issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Mr. Kleinheinz is a party to a Lock-Up Agreement entered into in connection with FlashNet's initial public offering which restricts his disposition of his shares of FlashNet Common Stock for a period of 180 days following March 15, 1999.

          Except as set forth above, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in
          Item 2 or between such persons and any other persons with respect to any securities of FlashNet, including, but not limited to transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of property, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          4.1 Lock-Up Agreement, dated October 15, 1998, among John B. Kleinheinz and FlashNet Communications, Inc.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date:       March 24, 1999
                                        --------------------------------

                                    /s/ John B. Kleinheinz
                                   -------------------------------------
                                   John B. Kleinheinz




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